Mail Stop 4720

January 15, 2010

John C. Houghton
President and Chief Executive Officer
Cormedix, Inc.
86 Summit Ave., Suite 301
Summit, NJ 07901-3647

> **Re: Cormedix, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed December 31, 2009**
> **File No. 333-163380**

Dear Mr. Houghton:

We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in your response letter you state that you are submitting a confidential treatment request with respect to several of the material agreements you have filed as exhibits to your registration statement. As you are likely aware, we will not be in a position to grant effectiveness to your registration statement until such time as all comments relating to this request are resolved.

Financial Uncertainties Related to Potential Future Milestone Payments, page 35

2. We note your response to comment 20. While we are often willing to grant confidential treatment to specific royalty percentages, we believe that a royalty range is material information that should be disclosed. Please revise your discussion to disclose a reasonable range, e.g. single digits, teens, twenties, etc.

3. Additionally, we note your response to comment 22. We consider minimum required payments to be material information. Please revise the discussion of your agreement with Dr. Polaschegg to quantify the minimum annual royalty payments you are required to make to Dr. Polaschegg.

Manufacturing, page 53

4. Please revise the description of your agreement with Navinta to quantify the minimum dollar amounts you are required to purchase from Navinta each year. To the extent there is a minimum amount you are required to pay Nivinta based on sales based milestones, please disclose this minimum amount.

License Agreements, page 63

5. The paragraph preceding the table indicates that you own the patents included in the table. However, the disclosure on page 64 appears to indicate that you license patent numbers 6,933,104; 6,906,052; 6,908,733; 6,995,152; 6,998,396; 7,045,282; and 7,037,643 pursuant to the Shiva Contribution Agreement. Please revise your disclosure to clarify.

6. It is clear from the disclosure following the table that license patent numbers 6,933,104; 6,906,052; 6,908,733; 6,995,152; 6,998,396; 7,045,282; and 7,037,643 relate to product candidates CRMX001 and CRMX002. Please clarify what product candidates each of the other patents relate to.

Executive Compensation, page 70

7. Please update your executive compensation disclosure to include compensation for the year ended December 31, 2009.

Financial Statements

8. In your response to prior comment 44, you acknowledge that the requested disclosure will be provided when the estimating offering price has been established. We will finalize our evaluation of the issues incorporated in this comment at that time. In this respect, we note that your pro forma balance sheet does not reflect the pro forma common stock outstanding. In addition, it is unclear why additional paid in capital and the deficit in the pro forma presentation have not been reflected in the pro forma information.

Notes to Financial Statements

Note 8. License Agreements, page F-23

9. In your response to prior comment 46, you supplementally advise us that you will request confidential treatment regarding the clinical and regulatory milestones triggering future cash payments to Shiva Biomedical LLC and ND Partners, as well as the corresponding milestone payment amounts. Please provide us with the analysis supporting your conclusion that these disclosures are not required under GAAP.

Note 10. Subsequent Events, page F-26

10. Please confirm that the beneficial conversion feature disclosed on pages F-9 and F-26 was based on the IPO price. If not, please explain why and provide a calculation of how the amount was derived.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at 202-551-36660 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at 202-551-3383, Suzanne Hayes at 202-551-3675 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director